UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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☐           Definitive Proxy Statement

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☐           Soliciting Material Under Rule 14a-12

ORTHOFIX INTERNATIONAL N.V.
(Name of Registrant as Specified in Its Charter)

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
RCG STARBOARD ADVISORS, LLC
RAMIUS LLC
C4S & CO., L.L.C.
PETER A. COHEN
MORGAN B. STARK
THOMAS W. STRAUSS
JEFFREY M. SOLOMON
J. MICHAEL EGAN
PETER A. FELD
STEVEN J. LEE
CHARLES T. ORSATTI

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION DATED DECEMBER __, 2008 ORTHOFIX INTERNATIONAL N.V.

SOLICITATION STATEMENT TO REQUEST A SPECIAL GENERAL MEETING OF SHAREHOLDERS BY RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

WHY YOU WERE SENT THIS SOLICITATION STATEMENT

Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), Ramius LLC, a Delaware limited liability company (“Ramius”), C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), Peter A. Cohen (“Mr. Cohen”), Morgan B. Stark (“Mr. Stark”), Thomas W. Strauss (“Mr. Strauss”), Jeffrey M. Solomon (“Mr. Solomon”), J. Michael Egan (“Mr. Egan”), Peter A. Feld (“Mr. Feld”), Steven J. Lee (“Mr. Lee”) and Charles T. Orsatti (“Mr. Orsatti”) (collectively, the “Ramius Group”) are hereby asking you to help them request that the management of Orthofix International N.V., a limited liability company organized under the laws of the Netherlands Antilles (“Orthofix” or the “Company”), call a special general meeting of shareholders of the Company. This solicitation statement and the accompanying WHITE request card are being furnished to holders of the Company’s common stock (the “Common Stock”).  The Ramius Group seeks to request that the Company call a special general meeting of the Company’s shareholders for the following purposes:  (i) to remove four (4) members of the current Board of Directors of the Company (the “Board”), James F. Gero, Peter Hewet, Alan Milinazzo and Walter P. Von Wartburg, without cause, (ii) to remove, without cause, any directors appointed by the Board without shareholder approval between December 10, 2008 and up through and including the date of the special general meeting of shareholders], (iii) in the event Proposal (i) is approved, to elect directors to fill up to four (4) vacancies created by the removal of directors, and (iv) to transact such other business as may properly come before the special general meeting (items (i) through (iv) above collectively referred to as the “Proposals”).  At this time, the Ramius Group is only soliciting your request to call the special general meeting. The Ramius Group is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special general meeting is called, the Ramius Group will send you proxy materials relating to the Proposals to be voted upon at the special general meeting.

Article 129 of the Netherlands Antilles Civil Code (the “Antilles Code”) provides that shareholders who alone or jointly may cast at least 10% of the votes with regard to a specific subject matter may request in writing that the management or supervisory board convene a special general meeting of shareholders to consider and decide such subject matter.  As of December 5, 2008, the Ramius Group collectively beneficially owned, and had the right to vote, 815,280 shares of the Company’s Common Stock, representing approximately 4.8% of the outstanding Common Stock of the Company.

This solicitation statement and the accompanying WHITE request card are first being mailed to shareholders on or about ______ __, 2008.  Requests to call a special general meeting should be delivered as promptly as possible, by mail (using the enclosed envelope), to the Ramius Group’s Solicitation Agent, Innisfree M&A Incorporated, as set forth below.  This solicitation statement and accompanying WHITE request card will be sent to all holders of Common Stock as of ______ __, 2008.

THIS SOLICITATION IS BEING MADE BY THE RAMIUS GROUP, AND NOT ON BEHALF OF THE COMPANY’S BOARD.  AT THIS TIME, THE RAMIUS GROUP IS NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR WRITTEN CONSENT FOR APPROVAL OF THE PROPOSALS. THE RAMIUS GROUP IS ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL THE SPECIAL GENERAL MEETING.  AFTER THE SPECIAL GENERAL MEETING HAS BEEN CALLED, THE RAMIUS GROUP WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS.  YOUR WRITTEN REQUEST IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. THE RAMIUS GROUP URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE REQUEST CARD TO CALL A SPECIAL GENERAL MEETING.

WE URGE YOU NOT TO SIGN ANY REVOCATION OF CONSENT CARD THAT MAY BE SENT TO YOU BY ORTHOFIX. IF YOU HAVE DONE SO, YOU MAY REVOKE THAT REVOCATION OF CONSENT BY DELIVERING A LATER DATED WHITE REQUEST CARD TO THE RAMIUS GROUP, IN CARE OF INNISFREE M&A INCORPORATED, WHICH IS ASSISTING US, AT THEIR ADDRESS LISTED ON THE FOLLOWING PAGE, OR TO THE PRINCIPAL EXECUTIVE OFFICES OF ORTHOFIX.

IMPORTANT

IF YOUR SHARES OF COMMON STOCK ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE REQUEST CARD TO INNISFREE M&A INCORPORATED IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WHITE REQUEST CARD WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WHITE REQUEST CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK. THE RAMIUS GROUP URGES YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO RAMIUS IN CARE OF INNISFREE M&A INCORPORATED TO THE ADDRESS BELOW, SO THAT THE RAMIUS GROUP WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR WHITE REQUEST CARD OR REQUIRE ASSISTANCE, PLEASE CONTACT:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY  10022
Stockholders Call Toll-Free at: (877) 800-5884
Banks and Brokers Call Collect at: (212) 750-5833

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WE ARE DISSATISFIED WITH THE CURRENT BOARD OF DIRECTORS

We are dissatisfied with the performance of the current Board. The Ramius Group, as a significant shareholder of Orthofix, has a vested financial interest in the maximization of the value of the Company’s Common Stock.  Our interests are aligned with the interests of all shareholders. The Ramius Group believes that requesting a special general meeting will provide the Company’s shareholders an opportunity to (i) express any dissatisfaction that they may have with the current affairs of the Company and performance of the current Board and (ii) designate new directors who are committed to acting in the best interests of all shareholders.

The Ramius Group believes that the Company’s shares are currently trading at a significant discount to intrinsic value.  In our opinion, the discounted share price is due to, among other things, the ill-conceived and poorly executed acquisition of Blackstone Medical (“Blackstone”), excessive corporate overhead and disappointing operating performance.  We believe there is a tremendous opportunity at Orthofix to substantially increase shareholder value and to protect the long-term interests of shareholders.

We believe the Company’s acquisition of Blackstone was ill-conceived and poorly executed

At the time of the Company’s acquisition of Blackstone, Blackstone was operating at a revenue run rate of $88 million per year and an operating income run rate of $7.6 million per year. Management projected that the Blackstone acquisition, together with the slower-growing spine stimulation business, would generate revenue growth in excess of 25% per year and would continue to improve profitability. In stark contrast to these projections, Blackstone’s last quarter revenue declined 15.3% year-over-year and the last quarter operating loss, adjusted for the goodwill impairment and inventory charges, was a loss of $8.8 million.  Additionally, as of the last quarter’s results, Orthofix had written down the carrying value of its investment in Blackstone, originally $333 million, by 93% to $23.5 million.

We believe these results stem from the failure by management and the Board to properly address critical risk factors during due diligence and to implement and execute a viable operating plan.  For example, by our estimation, using a generous estimated operating margin improvement of 200 basis points per year, for the Blackstone acquisition to have been accretive in 2008, revenue growth would have needed to have been 60% per year to break even on an earnings basis in 2008, which is substantially higher than Blackstone’s historical growth rate of 40% prior to the acquisition.  Yet management originally asserted that the Blackstone acquisition would be accretive to earnings on a GAAP basis, beginning in 2008, and would be substantially accretive to GAAP earnings in subsequent years.  To make such an assertion, it seems to us that management would have had to assume the successful completion of lower-cost financing using equity or convertible notes in order to reduce interest expenses.  If so, we believe this assumption was highly irresponsible and should never have been approved by the Board.

Additionally, we note that despite heavy investments in working capital and capital expenditures, operating performance at Blackstone has deteriorated almost every quarter since the fourth quarter of 2007.  However, capital expenditures at Blackstone alone totaled more than $15 million for 2007, representing over 80% of total capital spending for the entire Orthofix business even though it represented less than 25% of total revenues.  In addition,

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In July 2007, Blackstone received a subpoena issued by the Department of Health and Human Services, Office of the Inspector General (“OIG”), under the authority of the federal healthcare anti-kickback and false claims statutes. A year and a half later, this issue has yet to be resolved and remains a major overhang on the business.

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In the fourth quarter of 2007, the Lyons Brothers, who founded Blackstone and who agreed to remain with the Company after closing, left the Company.  This was followed by a slew of departures from Blackstone, including key internal people in research and development and sales and marketing, as well as several key outside distributors.  Following these departures, the Company began a painful process of restructuring the Blackstone distribution network from one that was historically 100% third-party distributors to a hybrid model including both indirect sales representatives as well as a team of direct sales representatives that were hired at an additional expense of over $5 million per year. Due to the poor performance, these representatives have subsequently been fired or moved to other responsibilities within the Company.

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In May 2008, a key competitor of Blackstone, NuVasive Inc. (NUVA), announced the acquisition of the Osteocel business unit from Osiris Therapeutics Inc. (OSIR). Blackstone is currently the exclusive distributor of Osteocel’s key product, Trinity. The distribution agreement terminates in 2009 and Blackstone will no longer be able to distribute the Trinity product.  We believe this major setback could have been avoided had the Company identified this risk factor during the due diligence process and addressed the issue through a renegotiation of the contract with Osiris prior to closing.

We feel the acquisition of Blackstone has saddled Orthofix with a heavy debt load, which has now put the Company in a precarious position.

The recently announced, costly amendment to the term loan only provides some covenant leniency for the short-term.  However, the covenants tighten in late 2009 requiring significant improvement in EBITDA or substantial reductions in total debt.  Under the renegotiated covenants, the Company must either achieve 2009 EBITDA of $91.7 million versus LTM EBITDA of $81.3 million or reduce debt by $33.6 million, or a combination of the two, in order to remain in compliance with the covenants.  The Company must also either achieve 2010 EBITDA of $119.2 million or reduce debt by $94.6 million, or a combination of the two in order to remain in compliance with the covenants.  We are concerned that the Company will have trouble meeting these goals unless Blackstone is sold on the most favorable terms possible.

We believe the Board and management have failed to adequately address the issues facing the Company

In response to these serious issues, the Company announced ·several restructuring initiatives for Blackstone, including the firing of the direct sales force that are expected to yield savings of $2 million in 2010 and $5 million in 2011 and beyond.  The Ramius Group estimates that with the full impact of the announced restructuring initiatives and the savings from firing the direct sales force, Blackstone would have to grow 35% from its previous quarter run rate without increasing operating costs to break even.  In order for Blackstone to be accretive after taking into account interest expense and amortization of purchased intangibles, the Ramius Group estimates revenue would have to grow 84%.  We note, however, that Blackstone’s sales were down 15.3% last quarter.

Additionally, since the Blackstone acquisition, corporate overhead has ballooned.  For the twelve-month period preceding the acquisition, corporate overhead was $10.2 million.  For the most recent twelve-month period, corporate overhead was over $20 million, even when excluding certain one-time items.  We believe this bloated cost structure has been driven by, among other things, the highly distributed nature of the Company.  As it stands today, The Company’s executive offices are located in Boston, where the Company has no other business purpose, the Company’s legal, finance and accounting groups are located in North Carolina, the recently appointed president of Blackstone is located in San Diego and some of the Company’s key manufacturing facilities are located in Texas.  This highly distributed infrastructure is neither efficient nor cost effective, and should be remedied immediately.

We believe immediate action is needed to prevent further erosion of shareholder value

The Company’s stock price has declined 71% since the acquisition of Blackstone and 80% during the past year.  In addition, we believe the current management team and Board have put the future of Orthofix in jeopardy due to its highly-levered balance sheet and the continued deterioration of Blackstone.  Given the Board’s history of weak oversight and poor judgment, we have serious concerns about the ability and willingness of the current Board to make the necessary structural and operational changes that we believe are required in order to improve shareholder value.

The Ramius Group believes swift action to sell Blackstone and reduce corporate overhead expenses is imperative, especially in light of current market conditions.  We do not believe shareholders can afford to sit idly by while shareholder value continues to sharply deteriorate.  Therefore, we feel it is appropriate at this time for shareholders to take immediate action to make substantial changes to the composition of the Board.  We are seeking your support to request the Company call a special general meeting of shareholders in accordance with the applicable provisions of the Antilles Code.  If we are successful in our solicitation of written requests and the special general meeting of shareholders is called and held, the Ramius Group expects to present, at the special general meeting, a proposal to remove four members of the current Board, James F. Gero, Peter Hewet, Alan Milinazzo and Walter P. Von Wartburg, and to replace them with director candidates that have the appropriate skills and fortitude to implement significant changes for the benefit of all Orthofix shareholders.

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PAST CONTACTS

On September 16, 2008, certain members of the Ramius Group participated on a conference call with Daniel Yarbourough, Vice President of Investor Relations.  The purpose of the call was to gain a better understanding of the business of the Company.

On September 25, 2008, certain members of the Ramius Group attended a presentation at the UBS Conference where Daniel Yarbourough, Vice President of Investor Relations, made a presentation to the conference attendees regarding the Company.

On October 29, 2008, certain members of the Ramius Group traveled to the corporate headquarters of the Company in Boston to meet with Alan Millinazzo, President and Chief Executive Officer, and Daniel Yarbourough, Vice President of Investor Relations.  The purpose of the meeting was to gain a better understanding of the business of the Company and to discuss certain alternatives that the Ramius Group felt could improve shareholder value.

On November 24, 2008, certain members of the Ramius Group participated on a conference call with Robert Vaters, Executive Vice President and Chief Financial Officer, and Daniel Yarbourough, Vice President of Investor Relations.  The purpose of the call was to introduce the Ramius Group to the newly-appointed Chief Financial Officer and to discuss specific financial and strategic items regarding the Company.

On November 26, 2008, certain members of the Ramius Group participated on a conference call with Robert Vaters, Executive Vice President and Chief Financial Officer, and Daniel Yarbourough, Vice President of Investor Relations.  The purpose of the call was to continue the discussion from the November 24, 2008 conference call and to provide feedback regarding initiatives the Ramius Group believes would improve shareholder value.

On December 2, 2008, the Ramius Group issued an open letter to shareholders of the Company outlining its views regarding the Company and specific actions it felt should be taken by the Company in order to improve shareholder value.  The letter also outlined the Ramius Group’s intention to proceed with a consent solicitation in order to call a general special meeting of shareholders for the purpose of making substantial changes to the composition of the Board.

On December 2, 2008, certain members of the Ramius Group spoke with Robert Vaters, Executive Vice President and Chief Financial Officer, regarding the aforementioned letter.

On December 3, 2008, certain members of the Ramius Group spoke with Robert Vaters, Executive Vice President and Chief Financial Officer.  Mr. Vaters contacted the Ramius Group to inform the Ramius Group that due to the receipt of the aforementioned letter, the Company had cancelled a pre-arranged conference call between the Ramius Group and Michael Finegan, an employee of the Company.

On December 3, 2008, certain members of the Ramius Group spoke with Alan Millinazzo, President and Chief Executive Officer, regarding the aforementioned letter.

On December 4, 2008, the Company filed a press release acknowledging the receipt of the aforementioned letter.

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THE SPECIAL GENERAL MEETING

The Ramius Group is soliciting written requests to have the Company call the special general meeting of shareholders pursuant to the Antilles Code.  The Ramius Group is furnishing this Solicitation Statement and the WHITE request card to enable you and the Company’s other shareholders to support us in requesting the special general meeting be called and held. For the special general meeting to be properly requested in accordance with the Antilles Code, written requests in favor of the call of the special general meeting must be executed by the holders of not less than 10% of all votes entitled to be cast at such meeting.  According to the Company’s Form 10-Q for the quarterly period ended September 30, 2008, as of November 7, 2008 there were 17,101,718 shares of the Company's Common Stock outstanding. Based on such number, and the fact that the Ramius Group already owns in the aggregate 815,280 shares of Common Stock, additional written requests to call a special general meeting from holders of an aggregate of at least 894,892 shares of Common Stock will be required to request the Company to call the special general meeting.  Please complete, sign and return the enclosed WHITE request card before ___________, 2008.  The failure to sign and return the WHITE request card will have the same effect as opposing the call of a special general meeting.

If the Ramius Group is successful in its solicitation of written requests, the Company will be required under the Antilles Code to call and hold the special general meeting.  Upon receipt of the requisite number of written requests from shareholders in favor of calling a special general meeting, the Ramius Group anticipates delivering such written requests to the Company promptly.  Under the Antilles Code, if the management or Board fails to comply with the request within fourteen (14) days from its receipt of such request, then the Ramius Group may proceed to convene the special general meeting.  The Antilles Code also requires the Company, in complying with a request to convene a special general meeting, to provide shareholders written notice of the venue and agenda items at least twelve (12) days before the date of the special general meeting.

After the special general meeting is called, the Ramius Group intends to solicit proxies from you in support of the Proposals by sending you a notice of the special general meeting, a proxy statement and a proxy card for use therewith.  At the special general meeting, the shareholders will be asked to vote “For” the Proposals.

The Ramius Group expects to request, in any future proxy solicitation relating to the special general meeting, authority (i) to initiate and vote for proposals to recess or adjourn the special general meeting for any reason and (ii) to oppose and vote against any proposal to recess or adjourn the special general meeting. The Ramius Group does not currently anticipate additional proposals on any substantive matters. Nevertheless, the Ramius Group reserves the right to either modify the Proposals or cause additional proposals to be identified in the notice of, and in, the proxy materials for the special general meeting. The Ramius Group is not aware of any other proposals to be brought before the special general meeting. However, should other proposals be brought before the special general meeting, the Ramius Group will vote its proxies on such matters in its discretion.

WRITTEN REQUEST PROCEDURES

Pursuant to this Solicitation Statement, Ramius is soliciting written requests from holders of outstanding shares of Common Stock to call the special general meeting. By executing a request, a shareholder is requesting the Company to call the special general meeting and designate specified persons as the shareholder’s agents and is authorizing the designated agents (i) to request that the Company call the special general meeting, (ii) to set the place, date and time of the special general meeting, if held to be permissible, and (iii) to exercise all rights of the holders of shares of Common Stock incidental to calling and convening the special general meeting and causing the purposes of the authority expressly granted pursuant to the written requests to the designated agents to be carried into effect. Please note that written requests to call the special general meeting do not grant the designated agent(s) the power to vote your shares of Common Stock at the special general meeting and do not commit you to cast any vote in favor or against any proposal to be brought before the special general meeting.  To vote on the matters to be brought before the special general meeting you must vote by proxy or in person at the special general meeting.

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You may revoke your written request to have the Company call a special general meeting at any time before the delivery of requests from holders of shares representing in the aggregate, including shares held in the aggregate by the members of the Ramius Group, the requisite 10% vote by delivering a written revocation to the Ramius Group in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Solicitation Statement. Such a revocation must clearly state that your written request to call a special general meeting is no longer effective.  Any revocation of a written request to call a special general meeting will not affect any action taken by the designated agent pursuant to the written request prior to such revocation.  Although such revocation is also effective if delivered to the Secretary of the Company or to such other recipient as the Company may designate as its agent, the Ramius Group requests that either the original or photostatic copies of all revocations be mailed or faxed to the Ramius Group, care of Innisfree M&A Incorporated, so that the Ramius Group will be aware of all revocations and can more accurately determine if and when enough requests have been received from shareholders.  Upon receipt of the requisite number of written requests from shareholders in favor of calling a special general meeting, the Ramius Group anticipates delivering such written requests to the Company promptly.  If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a written request or revoke any request previously given with respect to your shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and give instructions for a WHITE request card representing your shares to be signed. The Ramius Group urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to the Ramius Group in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Solicitation Statement so that the Ramius Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

SOLICITATION OF REQUESTS; EXPENSES.

The entire expense of preparing and mailing this Solicitation Statement and any other soliciting material and the total expenditures relating to the solicitation of requests to call the special general meeting (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation and litigation) will be borne by the Ramius Group.  In addition to the use of the mails, requests may be solicited by the Ramius Group by telephone, telegram, and personal solicitation. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and the Ramius Group will reimburse such institutions for their reasonable out-of-pocket expenses.

Ramius has retained Innisfree M&A Incorporated, a proxy solicitation firm, to assist in the solicitation of requests and the proxy solicitation in connection with the special general meeting and at a fee not to exceed $[______] plus reimbursement of reasonable out-of-pocket expenses. Innisfree M&A Incorporated will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  That firm will utilize approximately [__] persons in its solicitation efforts.

The Ramius Group estimates that its total expenditures relating to the solicitation of requests to call a special general meeting and the solicitation of proxies for approval of the Proposals at the special general meeting will be approximately $[_____] (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation, and litigation).  Total cash expenditures to date relating to these solicitations have been approximately $[_____].

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If the Ramius Group is successful in its solicitation of requests to call a special general meeting and in its solicitation of proxies approving the Proposals at a special general meeting, it intends to seek reimbursement from the Company for the actual expenses incurred in connection with this solicitation and the solicitation of proxies approving the Proposals in connection with the special general meeting. Following the special general meeting, the Ramius Group will request that the Board approve a reimbursement of such expenses.  The Ramius Group does not currently intend to submit such matter to a vote of the Company’s shareholders.

THE NOMINEES

In the event that the special general meeting is called and held and shareholders approve the Ramius Group’s proposal to remove four (4) members of the current Board, James F. Gero, Peter Hewet, Alan Milinazzo and Walter P. Von Wartburg, without cause at the special general meeting, the Ramius Group will seek shareholder support to elect four (4) nominees for election to the Board to fill the ensuing vacancies (the “Ramius Nominees”).  Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the proposed Ramius Nominees.  The Ramius Group reserves the right to nominate substitute persons for any of the nominees named herein. This information has been furnished to the Ramius Group by the Ramius Nominees.  The Ramius Nominees are citizens of the United States of America.

J. Michael Egan (Age 55) has served as the Chief Executive Officer of Steadman Hawkins Research Foundation, an orthopedic research organization, since November 2006.  From April 1996 through May 2004, Mr. Egan served as the President and CEO of Bluebird Development, LLC, a financial partnership with Kobayashi Pharmaceutical Company, an Osaka, Japan-based major distributor of medical devices in Asia.  Mr. Egan currently serves on the Board of Cardica, Inc., a designer, manufacturer and marketer of proprietary automated anastomotic systems used by surgeons to perform coronary artery bypass surgery, and served as its Chairman from August 2000 until January 2007.  Mr. Egan also serves as the Chairman of the Board of Directors at iBalance Medical, a privately held medical device company, and is a director of several other privately held companies.  The principal business address of Mr. Egan is c/o Steadman Hawkins Research Foundation, 181 West Meadow Drive, Suite 1000, Vail, Colorado 81657.  Mr. Egan does not directly own any securities of Orthofix nor has he made any purchases or sales of any securities of Orthofix during the past two years.  Mr. Egan, as a member of the Ramius Group, is deemed to be the beneficial owner of the shares of Common Stock owned by the members of the Ramius Group.  For information regarding purchases and sales during the past two years by the members of the Ramius Group of securities of Orthofix that are deemed to be beneficially owned by Mr. Egan, see Schedule I.

Peter Feld (Age 29) is a Managing Director of Ramius LLC, a position he has held since November 2008.  Prior to becoming a Managing Director, Mr. Feld served as Director at Ramius LLC from February 2007 to November 2008.  Mr. Feld joined Ramius LLC as an Associate in February 2005.  From June 2001 to July 2004 Mr. Feld was an investment banking analyst at Banc of America Securities, LLC, the investment banking arm of Bank of America Corporation, a bank and financial holding company.  Mr. Feld currently serves on the Board of Directors of CPI Corp. (NYSE:CPY), a leading portrait studio operator in North America. The principal business address of Mr. Feld is c/o Ramius LLC, 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Mr. Feld does not directly own any securities of Orthofix nor has he made any purchases or sales of any securities of Orthofix during the past two years.  Mr. Feld, as a member of the Ramius Group, is deemed to be the beneficial owner of the shares of Common Stock owned by the members of the Ramius Group.  For information regarding purchases and sales during the past two years by the members of the Ramius Group of securities of Orthofix that are deemed to be beneficially owned by Mr. Feld, see Schedule I.

Steven J. Lee (Age 61) has served as the President of SL Consultant Inc., a private investment firm and hedge fund specializing in growing companies in the medical and high technology fields, since 2002.  Mr. Lee was the Founder, President, Chief Executive Officer and Chairman of PolyMedica Corporation, a leading provider of diabetes care, from 1990 until August 2002, the time of his retirement from PolyMedica. Previously, Mr. Lee was President and a director of Shawmut National Ventures. Prior to that, from 1984 to 1986, Mr. Lee served as President and Chief Executive Officer and a director of RepliGen Corporation, a biotechnology company focused on the development of novel therapeutics for neurological disorders.  Mr. Lee currently serves on the Board of Directors of Kensey Nash Corporation (Nasdaq:KNSY), a medical device company known for innovative product development and unique technology in the fields of resorbable biomaterials used in a wide variety of medical procedures and endovascular devices and Montreal, Maine & Atlantic Railway, a railroad company with routes and operations in Maine, New Brunswick, Quebec and Vermont, and on the Advisory Board of Capital Resource Partners, an investment fund specializing in combined debt and equity structures that provide creative financing alternatives for middle-market firms.  The principal business address of Mr. Lee is PO Box 1077, Osprey, Florida, 34229.  Mr. Lee does not directly own any securities of Orthofix nor has he made any purchases or sales of any securities of Orthofix during the past two years.  Mr. Lee, as a member of the Ramius Group, is deemed to be the beneficial owner of the shares of Common Stock owned by the members of the Ramius Group.  For information regarding purchases and sales during the past two years by the members of the Ramius Group of securities of Orthofix that are deemed to be beneficially owned by Mr. Lee, see Schedule I.

7

Charles T. Orsatti (Age 64) has served as the Managing Partner of Fairfield Capital Partners, Inc., a private equity fund with investments in securities, commercial real estate and business equity investments, since 1995.  From 1998 to 2004, he was the Managing Member of Orsatti and Partners, LLC (formerly, J.P. Morgan Fairfield Partners, LLC), a private equity firm.  From 1995 to 1998, Mr. Orsatti was a senior consultant to Chase Capital Partners (CCP), a predecessor of J.P. Morgan Partners, LLC. He had previously served as an advisor and business consultant to CCP since 1987.  Until 1995, Mr. Orsatti was the Chairman and Chief Executive Officer of Fairfield Medical Products Corporation, a worldwide manufacturer of critical care products sold to hospitals and alternative care facilities.  Mr. Orsatti currently serves on the Board of Directors of AngioDynamics, Inc. (Nasdaq:ANGO), a global provider of solutions for musculoskeletal and vascular health specializing in rehabilitation and regeneration products for the non-operative orthopedic, spine and vascular markets and SRI Surgical Express, Inc. (Nasdaq:STRC), a provider of operating room, supply chain and central sterilization management solutions to hospitals and surgery centers across the United States.  Mr. Orsatti previously served as the Chairman of dj Orthopedics, Inc., a global orthopedic sports medicine company specializing in the design, manufacture and marketing of surgical and non-surgical products and services that repair, regenerate and rehabilitate soft tissue and bone, help protect against injury and treat osteoarthritis of the knee, until shortly after its initial public offering in 2001 and remained a Director until November 2007 when dj Orthopedics was sold to affiliates of The Blackstone Group for $1.5 billion.  Mr. Orsatti was also the managing partner responsible for sourcing and executing the transaction that ultimately formed dj Orthopedics in 1999.  Mr. Orsatti has also held executive positions with British Oxygen Corporation, Johnson & Johnson, Coloplast, A/S Denmark and Air Products and Chemicals, Inc.  The principal business address of Mr. Orsatti is c/o Fairfield Capital Partners, Inc., 372 Larboard Way, Clearwater Beach, Florida 33767.  Mr. Orsatti does not directly own any securities of Orthofix nor has he made any purchases or sales of any securities of Orthofix during the past two years.  Mr. Orsatti, as a member of the Ramius Group, is deemed to be the beneficial owner of the shares of Common Stock owned by the members of the Ramius Group.  For information regarding purchases and sales during the past two years by the members of the Ramius Group of securities of Orthofix that are deemed to be beneficially owned by Mr. Orsatti, see Schedule I.

RCG Starboard Advisors, an affiliate of Ramius, and certain of the Ramius Nominees, have entered into compensation letter agreements (the “Compensation Letter Agreements”) regarding compensation to be paid to such nominees for their agreement to be named and to serve as nominees and for their services as a director of Orthofix, if elected.  Pursuant to the terms of the Compensation Letter Agreements, RCG Starboard Advisors has agreed to pay Messrs. Egan, Lee and Orsatti (i) $10,000 in cash as a result of the submission by Value and Opportunity Master Fund of its nomination of the Ramius Nominees to Orthofix and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies in favor of each of the Ramius Nominees’ election as a director at a special general meeting.  Pursuant to the Compensation Letter Agreements, each of Messrs. Egan, Lee and Orsatti agrees to use such compensation to acquire securities of Orthofix (the “Nominee Shares”) at such time that they shall determine, but in any event no later than [  ] days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Egan, Lee and Orsatti agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that Orthofix enters into a business combination with a third party, they may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

Value and Opportunity Master Fund and certain of its affiliates have signed or intend to sign a letter agreement pursuant to which they agree to indemnify certain of the Ramius Nominees against claims arising from the solicitation of proxies from Orthofix shareholders in connection with this solicitation, any solicitation in connection with a special general meeting and any related transactions.  Other than as stated herein, there are no arrangements or understandings between members of the Ramius Group and any of the Ramius Nominees or any other person or persons pursuant to which the nomination of the Ramius Nominees described herein is to be made.   Each of the Ramius Nominees has consented to be named in this Solicitation Statement and to serve as a director of Orthofix if elected as such at the special general meeting.  None of the Ramius Nominees are a party adverse to Orthofix or any of its subsidiaries or has a material interest adverse to Orthofix or any of its subsidiaries in any material pending legal proceedings

8

CERTAIN INFORMATION REGARDING THE PARTICIPANTS.

The Ramius Nominees and the other members of the Ramius Group are participants in this solicitation.  The principal business of Value and Opportunity Master Fund is serving as a private investment fund. Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal business of RCG Starboard Advisors is acting as investment manager of Value and Opportunity Master Fund.  The principal business of Enterprise Master Fund is serving as a private investment fund.  The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of RCG Starboard Advisors and Ramius Advisors. C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

The address of the principal office of each of RCG Starboard Advisors, Ramius Advisors, Ramius, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  The address of the principal office of Value and Opportunity Master Fund and Enterprise Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

As of the date hereof, Value and Opportunity Master Fund beneficially owns 722,177 shares of Common Stock and Enterprise Master Fund beneficially owns 93,103 shares of Common Stock.  As of the date hereof, RCG Starboard Advisors (as the investment manager of Value and Opportunity Master Fund) is deemed to be the beneficial owner of the 722,177 shares of Common Stock owned by Value and Opportunity Master Fund.  As of the date hereof, Ramius Advisors (as the investment advisor of Enterprise Master Fund) is deemed to be the beneficial owner of the 93,103 shares of Common Stock owned by Enterprise Master Fund.  As of the date hereof, Ramius (as the sole member of each of RCG Starboard Advisors and Ramius Advisors), C4S (as the managing member of Ramius) and Messrs. Cohen, Stark, Strauss and Solomon (as the managing members of C4S) are deemed to be the beneficial owners of the 722,177 shares of Common Stock owned by Value and Opportunity Master Fund and the 93,103 shares of Common Stock owned by Enterprise Master Fund.  Messrs. Cohen, Stark, Strauss and Solomon share voting and dispositive power with respect to the shares of Common Stock owned by Value and Opportunity Master Fund and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such shares of Common Stock.

Each of the Ramius Nominees, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is deemed to be a beneficial owner of the 722,177 shares of Common Stock owned by Value and Opportunity Master Fund and the 93,103 shares of Common Stock owned by Enterprise Master Fund.  Each of the Ramius Nominees disclaims beneficial ownership of shares of Common Stock that he does not directly own.

Each member of the Ramius Group, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the shares of Common Stock beneficially owned in the aggregate by the other members of the group.  Each member of the Ramius Group disclaims beneficial ownership of such shares of Common Stock, except to the extent of their pecuniary interest therein.  For information regarding purchases and sales of securities of Orthofix during the past two years by members of the Ramius Group, including the Ramius Nominees and certain affiliates of the Ramius Group that no longer own any shares of Common Stock, see Schedule I.

9

Except as set forth in this Solicitation Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of Orthofix; (iii) no participant in this solicitation owns any securities of Orthofix which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Orthofix during the past two years; (v) no part of the purchase price or market value of the securities of Orthofix owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Orthofix, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Orthofix; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Orthofix; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of Orthofix’ last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Orthofix or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by Orthofix or its affiliates, or with respect to any future transactions to which Orthofix or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Ramius Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the special general meeting.  There are no material proceedings to which the Ramius Nominees or any of their associates is a party adverse to Orthofix or any of its subsidiaries or has a material interest adverse to Orthofix or any of its subsidiaries.  With respect to the Ramius Nominees, none of the events enumerated in Item 401(f)(1)-(6) of Regulation S-K of the Exchange Act, occurred during the past five years.

OTHER MATTERS

The principal executive offices of the Company are located at 7 Abraham de Veerstraat, Curacao, Netherlands Antilles.  Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although the Ramius Group does not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.  For information regarding the security ownership of certain beneficial owners and the management of the Company, see Schedule II.

SHAREHOLDER PROPOSALS

Any shareholder wishing to submit a proposal to be included in the Company’s 2009 proxy statement pursuant to Rule 14a-8 of the Exchange Act must be received by the Company on or before December 30, 2008.  Proposals should be addressed to:  Raymond C. Kolls, Senior Vice President, General Counsel and Corporate Secretary, Orthofix International N.V., 7 Abraham de Veerstraat, Curaçao, Netherlands Antilles.

10

Pursuant to Rule 14a-4(c)(1) under the Exchange Act, proxy holders may use discretionary authority to vote with respect to shareholder proposals presented in person at the 2009 Annual General Meeting of Shareholders if the shareholder making the proposal has not notified Orthofix by March 23, 2009 of its intent to present a proposal at the 2009 Annual General Meeting of Shareholders.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2009 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by the Ramius Group that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. PLEASE SIGN, DATE, AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE WITH THE ENCLOSED WHITE REQUEST CARD AS SOON AS POSSIBLE.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN REQUEST WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUEST TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact Innisfree M&A Incorporated, proxy solicitors for the Ramius Group, at the following address and toll free telephone number:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY  10022
Stockholders Call Toll-Free at: (877) 800-5884
Banks and Brokers Call Collect at: (212) 750-5833

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR WHITE REQUEST CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY.  NO POSTAGE IS NECESSARY.

THE RAMIUS GROUP

__________ __, 2008

11

SCHEDULE I

PURCHASES AND SALES IN THE COMMON STOCK OF ORTHOFIX
DURING THE PAST TWO YEARS

Class of Security	Quantity Purchased / (Sold)	Price Per Share ($)	Date of Purchase / (Sale)

RAMIUS ENTERPRISE MASTER FUND LTD

Common Stock	224	23.7787	09/11/08
Common Stock	11,480	24.0416	09/12/08
Common Stock	9,296	24.4003	09/15/08
Common Stock	8,680	24.2817	09/16/08
Common Stock	12,320	23.6913	09/17/08
Common Stock	(16,100)	22.8820	09/19/08
Common Stock	(3,640)	23.7549	09/22/08
Common Stock	(1,260)	23.8309	09/23/08
Common Stock	(689)	23.2502	09/24/08
Common Stock	(7,280)	22.6924	09/24/08
Common Stock	(2,800)	22.0680	09/25/08
Common Stock	10,231	23.6913	10/01/08
Common Stock	(10,231)	23.6913	10/01/08
Common Stock	(1,535)	11.7029	10/10/08
Common Stock	7,000	12.0901	10/14/08
Common Stock	(494)	9.3261	10/23/08
Common Stock	(1,249)	9.3158	10/24/08
Common Stock	13,350	10.8410	11/25/08
Common Stock	8,400	11.1726	11/26/08
Common Stock	4,550	11.8975	11/28/08
Common Stock	12,550	10.9152	12/01/08
Common Stock	34,500	11.1611	12/02/08
Common Stock	5,000	13.7180	12/03/08
Common Stock	800	12.9906	12/05/08

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

Common Stock	1,280	23.7787	09/11/08
Common Stock	65,600	24.0416	09/12/08
Common Stock	53,120	24.4003	09/15/08
Common Stock	49,600	24.2817	09/16/08
Common Stock	70,400	23.6913	09/17/08
Common Stock	(92,000)	22.8820	09/19/08
Common Stock	(20,800)	23.7549	09/22/08

Common Stock	(1,280)	23.7787	09/22/08
Common Stock	1,280	23.7787	09/22/08
Common Stock	(65,600)	24.0416	09/22/08
Common Stock	65,600	24.0416	09/22/08
Common Stock	(53,120)	24.4003	09/22/08
Common Stock	53,120	24.4003	09/22/08
Common Stock	(49,600)	24.2817	09/22/08
Common Stock	49,600	24.2817	09/22/08
Common Stock	(70,400)	23.6913	09/22/08
Common Stock	70,400	23.6913	09/22/08
Common Stock	(7,200)	23.8309	09/23/08
Common Stock	(3,939)	23.2502	09/24/08
Common Stock	(41,600)	22.6924	09/24/08
Common Stock	(16,000)	22.0680	09/25/08
Common Stock	23,250	18.1208	09/30/08
Common Stock	(58,461)	23.6913	10/01/08
Common Stock	(23,250)	18.1208	10/01/08
Common Stock	372	18.9650	10/01/08
Common Stock	372	18.9650	10/01/08
Common Stock	58,461	23.6913	10/01/08
Common Stock	23,250	18.1208	10/01/08
Common Stock	372	18.9650	10/01/08
Common Stock	32,178	18.9947	10/02/08
Common Stock	13,485	19.7102	10/03/08
Common Stock	(13,485)	19.7102	10/03/08
Common Stock	13,485	19.7102	10/03/08
Common Stock	64,356	17.3096	10/07/08
Common Stock	49,662	16.1414	10/08/08
Common Stock	25,482	15.3398	10/09/08
Common Stock	(40,087)	11.7029	10/10/08
Common Stock	34,038	11.7187	10/13/08
Common Stock	40,000	12.0901	10/14/08
Common Stock	40,176	11.2020	10/15/08
Common Stock	25,671*	11.0900	10/16/08
Common Stock	50,000	10.9894	10/16/08
Common Stock	37,000	10.8398	10/17/08
Common Stock	16,300	10.7321	10/20/08
Common Stock	19,840	10.7854	10/21/08
Common Stock	8,800	10.7903	10/21/08
Common Stock	20,300	10.5065	10/22/08

* Shares were acquired in a cross-trade with RCG PB, Ltd. an affiliate of Ramius Value and Opportunity Master Fund Ltd.

Common Stock	(16,506)	9.3261	10/23/08
Common Stock	5,400	10.2861	10/23/08
Common Stock	(41,751)	9.3158	10/24/08
Common Stock	24,000	12.4635	10/30/08
Common Stock	26,000	12.9455	10/31/08
Common Stock	17,200	12.1415	11/18/08
Common Stock	12,800	11.9916	11/19/08
Common Stock	19,300	11.2624	11/20/08
Common Stock	10,700	10.9904	11/20/08
Common Stock	8,200	10.1373	11/21/08
Common Stock	25,100	9.9985	11/21/08
Common Stock	33,300	10.8600	11/24/08
Common Stock	13,350	10.8410	11/25/08
Common Stock	8,400	11.1726	11/26/08
Common Stock	4,550	11.8975	11/28/08
Common Stock	12,550	10.9152	12/01/08
Common Stock	34,500	11.1611	12/02/08
Common Stock	5,000	13.7180	12/03/08
Common Stock	800	12.9906	12/05/08

RCG PB, LTD.

Common Stock	96	23.7787	09/11/08
Common Stock	4,920	24.0416	09/12/08
Common Stock	3,984	24.4003	09/15/08
Common Stock	3,720	24.2817	09/16/08
Common Stock	5,280	23.6913	09/17/08
Common Stock	(6,900)	22.8820	09/19/08
Common Stock	(96)	23.7787	09/19/08
Common Stock	96	23.7787	09/19/08
Common Stock	(4,920)	24.0416	09/19/08
Common Stock	4,920	24.0416	09/19/08
Common Stock	(3,984)	24.4003	09/19/08
Common Stock	3,984	24.4003	09/19/08
Common Stock	(3,720)	24.2817	09/19/08
Common Stock	3,720	24.2817	09/19/08
Common Stock	(5,280)	23.6913	09/19/08
Common Stock	5,280	23.6913	09/19/08
Common Stock	(1,560)	23.7549	09/22/08
Common Stock	(540	23.8309	09/23/08
Common Stock	(295	23.2502	09/24/08
Common Stock	(3,120)	22.6924	09/24/08
Common Stock	(1,200)	22.0680	09/25/08

Common Stock	1,750	18.1208	09/30/08
Common Stock	(4,385)	23.6913	10/01/08
Common Stock	(1,750)	18.1208	10/01/08
Common Stock	(28)	18.9650	10/01/08
Common Stock	28	18.9650	10/01/08
Common Stock	4,385	23.6913	10/01/08
Common Stock	1,750	18.1208	10/01/08
Common Stock	28	18.9650	10/01/08
Common Stock	2,422	18.9947	10/02/08
Common Stock	(1,015)	19.7102	10/03/08
Common Stock	1,015	19.7102	10/03/08
Common Stock	1,015	19.7102	10/03/08
Common Stock	4,844	17.3096	10/07/08
Common Stock	3,738	16.1414	10/08/08
Common Stock	1,918	15.3398	10/09/08
Common Stock	(3,015)	11.7029	10/10/08
Common Stock	2,562	11.7187	10/13/08
Common Stock	3,000	12.0901	10/14/08
Common Stock	3,024	11.2020	10/15/08
Common Stock	(25,671)**	11.0900	10/16/08

RAMIUS ADVISORS, LLC None

RCG STARBOARD ADVISORS, LLC None

** Shares were transferred through a cross-trade with Ramius Value and Opportunity Master Fund Ltd an affiliate of RCG PB, Ltd.

RAMIUS LLC None

C4S & CO., L.L.C. None

PETER A. COHEN None

MORGAN B. STARK None

JEFFREY M. SOLOMON None

THOMAS W. STRAUSS None

J. MICHAEL EGAN None

PETER A. FELD None

STEVEN J. LEE None

CHARLES T. ORSATTI None

SCHEDULE II

The following table is derived from the Company’s Preliminary Proxy Statement, as filed on Schedule 14A with the Securities and Exchange Commission on December 23, 2008

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS

As of December 15, 2008, no person was known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock of the Company, except as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

FMR Corp 82 Devonshire Street Boston, MA 02109	1,659,290 (1)	9.7%

Paradigm Capital Management, Inc Nine Elk Street Albany, NY 12207	926,450 (2)	5.4%

Columbia Wanger Asset Management, L.P. 227 West Monroe Street, Suite 3000 Chicago, IL 60606	906,230 (3)	5.3%

Robert Gaines Cooper c/o Venner Capital SA Osprey House P.O. Box 862 Old Street St Helier Jersey JE4 2ZZ UK	905,773 (4)	5.3%

Porter Orlin LLC 666 5th Avenue, 34th Floor New York, NY 10103	899,209 (5)	5.3%
____________

(1)
Information obtained from Schedule 13G/A filed with the SEC by FMR Corp. (“FMR”) on February 14, 2008. The Schedule 13G/A discloses that, of these shares, FMR has sole power to vote or direct the vote of 278,490 shares and sole power to dispose or to direct the disposition of 1,659,290 shares.

(2)
Information obtained from Schedule 13G/A filed with the SEC by Paradigm Capital Management, Inc. (“Paradigm”) on February 14, 2008. The Schedule 13G/A discloses that Paradigm has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, all of these shares.

(3)
Information obtained from Schedule 13G/A filed with the SEC by Columbia Wanger Asset Management, L.P. (“Columbia Wanger”) on July 2, 2008. The Schedule 13G/A discloses that, of these shares, Columbia Wanger has sole power to vote or direct the vote of 848,330 shares and sole power to dispose or to direct the disposition of 906,230 shares.

(4)
Information obtained from Schedule 13G filed with the SEC by Robert Gaines Cooper on May 5, 2008.  The Schedule 13G discloses that Robert Gaines Cooper has shared power to vote or direct the vote of, and shared power to dispose or to direct the disposition of, all of these shares.

(5)
Information obtained from Schedule 13G filed with the SEC by Porter Orlin LLC. (“Porter Orlin”) on March 4, 2008. The Schedule 13G discloses that Porter Orlin has shared power to vote or direct the vote of, and shared power to dispose or to direct the disposition of, all of these shares.

II-1

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER __, 2008

WRITTEN REQUEST
OF SHAREHOLDERS OF ORTHOFIX INTERNATIONAL N.V.

SOLICITED BY RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
(TOGETHER WITH THE OTHER PARTICIPANTS, THE “RAMIUS GROUP”)
TO CALL A SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF
ORTHOFIX INTERNATIONAL N.V.

The undersigned is a shareholder of common stock of Orthofix International N.V. (the “Company”) and hereby submits this request to call a special general meeting of the Company’s shareholders for the purposes of considering the proposals described in the Solicitation Statement and designate specified persons as the shareholder’s agents and authorizing the designated agents to set the place, date and time of the special general meeting, if held to be permissible, and exercise all rights of the shareholders of the Company incidental to calling and convening the special general meeting. Nothing contained in this instrument shall be construed to grant the Ramius Group the right, power or authority to vote any shares owned by the undersigned at the special general meeting.

The undersigned hereby authorizes and designates the Ramius Group or any agent thereof to collect and deliver this request to the Company, and to deliver any other information required in connection therewith.

This request supercedes, and the undersigned hereby revoke, any earlier dated revocation which the undersigned may have submitted to Ramius, the Company or any designees of either.

The calling of a special general meeting of the shareholders of the Company by the Ramius Group.

Print Name:_______________________________________________________________

Signature:________________________________________________________________

Signature (if held jointly):______________________________________________

Title (only if shares are held by an entity):_____________________________

Dated:______________________________________________________

Please sign exactly as your shares are registered. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This demand will represent all shares held in all capacities.

PLEASE COMPLETE, SIGN, DATE, AND MAIL PROMPTLY
IN THE ENCLOSED ENVELOPE BEFORE ____________, 2008